Filed Pursuant To Rule 433

Registration No. 333-180974

April 24, 2013

LOOKING FOR DIVERSIFICATION?

GOLD REFINERS ARE STANDING BY.

Investors may know that gold can diversify a portfolio. What they probably don’t know is that few investments are designed to track the price of this precious metal.

When you invest in SPDR Gold Shares, you get a precise way to add gold to your portfolio because it’s not an index or derivative. With GLD, all of your shares are backed 100% by physical gold.

Fortunately, as an investor you won’t have to brave 1,947F heat for your gold. Simply scan the QR code with your smartphone or visit spdrs.com/GLD for details.

SPDR GLD

GOLD SHARES

Precise in a world that isn’t.

STATE STREET WORLD GOLD COUNCIL

LISTED NYSE ARCASM

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

ETF’s trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETF’s net asset value. Brokerage commissions and GLD expenses will reduce returns.

Diversification does not assure a profit and may not protect against investment loss.

Investing in commodities entails significant risk and is not appropriate for all investors.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 866.320.4053 www.spdrgoldshares.com.

Not FDIC Insured – No Bank Guarantee – May Lose Value

IBG-6539

GLD

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.